UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Fourth Quarter and Fiscal Year 2024 Financial Results

Subscription revenue growth reached 13% in FXN

Gross profit increased by 16% in FXN, reaching a margin of 75%

Non-GAAP operating income margin and Free Cash flow margin reached 20%

NEW YORK, February 25, 2025 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, today announced results for the fourth quarter and fiscal year ended December 31, 2024. VTEX results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations issued by the IFRS Accounting Standards Interpretations Committee (“IFRS Accounting Standards IC”) applicable to companies reporting under IFRS Accounting Standards.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We closed 2024 with our underlying business performing stronger than ever and delivering significant enterprise customers additions, high gross retention, product expansion, and operational efficiency. Despite the FX volatility and existing customers' GMV softness, we continue to see a robust sales momentum in signing new enterprise customers globally, demonstrated by the number of customers above $250k in revenue to VTEX growing 23% in 2024. We are establishing VTEX as the global commerce suite of choice for bold CIOs and CEOs, redefining value creation for enterprises.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are witnessing a new wave of global commerce transformation where B2C demands efficiency, and B2B accelerates toward digital adoption. At VTEX, our strong and consistent contract-signing momentum underscores our position as a trusted partner for brands and retailers navigating this shift. By empowering enterprises to modernize operations, unlock new revenue streams, and adapt to a rapidly evolving digital landscape, we are poised to seize this significant opportunity and drive growth across both new and established markets.”

Fourth Quarter 2024 Financial Highlights

•
GMV reached US$5.4 billion in the fourth quarter of 2024, representing a YoY increase of 0.2% in USD and 10.9% on an FX neutral basis.
•
Total revenue increased to US$61.5 million in the fourth quarter of 2024 from US$60.7 million in the fourth quarter of 2023, representing a YoY increase of 1.3% in USD and 12.3% on an FX neutral basis.
•
Subscription revenue represented 96.6% of total revenues, reaching US$59.5 million in the fourth quarter of 2024, from US$58.2 million in the fourth quarter of 2023. This represents a YoY increase of 2.1% in USD and 13.4% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$46.9 million in the fourth quarter of 2024, compared to US$45.8 million in the fourth quarter of 2023, representing a YoY increase of 2.5% in USD and 15.7% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 78.9% in the fourth quarter of 2024, compared to 78.6% in the same quarter of 2023.
•
Non-GAAP income from operations was US$12.4 million during the fourth quarter of 2024, compared to a Non-GAAP income from operations of US$11.6 million in the same quarter of 2023.
•
Non-GAAP free cash flow was US$12.4 million during the fourth quarter of 2024, compared to a Non-GAAP free cash flow of US$9.5 million in the same quarter of 2023.
•
As of December 31, 2024, our total headcount was 1,368, decreasing 2.9% QoQ and increasing 7.1% YoY.
•
On December 3, 2024 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million, which is scheduled to expire on December 2, 2025. During the fourth quarter of 2024, 1,835,638 Class A common shares had been repurchased pursuant to this share buyback program, at an average price of US$6.08 per share for a total cost of US$11.2 million.

Fourth Quarter 2024 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Bonvivir in Argentina;
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Dakota Criações, Donna Carioca, Guess, Hortifruti, Ortobom, and Rissul in Brazil;
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Torre and Maritex in Chile;
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Habib Droguerias, STP Networks, and Swante in Colombia;
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Dispaso in Ecuador;
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Pashmina in India;
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An enterprise multinational fashion retailer in Ireland;
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Coolbox, Hanes, REMO Motos, and ZucarMex in Mexico;
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Sameca in Portugal; and
•
Rahr Corporation and Lyon Bakery in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

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Amo Beleza has launched a new brand, Mascavo, and now operates two B2C stores in Brazil;
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Cartamundi has introduced the Grimaud brand in France, extending its operations to Europe in addition to its two B2C stores in the US;
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Keune continues to expand its B2B presence across Europe, adding Germany to its Belgium, France, Netherlands, and UK operations;
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La Espumeria, active in Argentina and Uruguay, has expanded its brand portfolio by opening a Serta store in Argentina;
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Mazda is further strengthening its European presence with the addition of France, which is now operating in four countries;
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Solla has expanded to B2B in Colombia with two new accounts, Solla B2B and Distraves B2B, adding to their two existing B2C stores in the country;
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Sony is enhancing its Latin American footprint by launching a store in Bolivia, and it now operates in nine countries across the region; and
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VOIT has expanded its B2C presence into the US, complementing its operations in Mexico.

Fourth Quarter 2024 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Zero friction onboarding and collaboration:
o
ASICS, a global leader in sportswear, leveraged VTEX Live Shopping to launch the Novablast 5, creating an engaging and interactive shopping experience that strengthened customer connections. The initiative drove impressive results, including a 135% increase in orders compared to non-live shopping periods, a 48% growth in orders over the previous live session, and 2,408 unique viewers during the broadcast. The seamless implementation of VTEX Live Shopping enabled ASICS to deliver carefully curated sessions that enhanced brand perception and delivered significant commercial impact. This success drew the attention of ASICS' global headquarters, positioning the Brazilian operation as a benchmark for innovation.
o
Dimak, a Chilean company specializing in supermarkets and distribution, faced the challenge of modernizing its processes amidst a competitive environment. With many clients in remote areas and limited access to technology, the company needed a digital solution that could enhance salesforce efficiency and provide an accessible online shopping experience. VTEX’s flexible ecommerce platform, integrated with internal systems and supported by a collaborative approach involving both salespeople and clients, helped Dimak seamlessly transition to digital. As a result, online sales grew by 166%, sessions increased by 84%, and new clients accounted for 5% of the customer base, proving the strategy's success. The ecommerce channel is now more profitable than traditional ones, and Dimak continues to strengthen its role as a strategic partner for small retailers.
o
Dow Química, a global leader in materials science, revamped its Daimo B2B marketplace on VTEX to optimize the supply chain and enhance user experiences for buyers and sellers. With features like intelligent search, personalized showcases, and progressive discount integration, the company simplified navigation for complex SKUs, improving accessibility and boosting customer satisfaction. The implementation of the VTEX Seller Portal granted sellers greater autonomy, accelerating catalog updates and promotional activities. With a rapid three-month migration to VTEX IO, Dow achieved a scalable, one-stop-shop marketplace, enhancing operational efficiency, improving visibility through SEO, and solidifying its position in the resins market.
o
Pashmina.com, a leader in luxury handcrafted Kashmiri pashminas, transformed its operations by migrating to VTEX’s platform. This shift enabled 85% export-driven global growth with features like multilingual support, local currency options, and enhanced scalability. The partnership empowers Pashmina.com to expand globally while streamlining operations and preserving its heritage.
o
The Smart Storage Solutions division of Stanley Black & Decker launched its new digital commerce store on the VTEX FastStore platform, replacing a content-only Sitecore website. This upgrade delivers a seamless browsing and purchasing experience for brands like Vidmar, LISTA, and CribMaster. Leveraging proven architecture from Stanley Engineered Fastening's webstore, Smart Storage expanded its assortment and enhanced commerce capabilities, catering to the growing demands of digitally-native B2B customers. The migration marks a significant step in optimizing operations and driving stronger customer engagement in the B2B sector.

•
Single control panel for every order:
o
An enterprise multinational fashion retailer in Ireland partnered with VTEX to overcome technical and operational challenges. Previously reliant on a limited ecommerce textile platform, they aimed to integrate inventory from 100+ stores, centralize digital sales, and boost revenue and efficiency. VTEX implemented its core platform with a white-label B2C operation, out-of-the-box features like color and sizing options, a redesigned front end, and middleware integration via Logic. Early results show improved sales efficiency and usability with smart checkout.
o
Cetro Máquinas, an innovator in Brazil’s industrial equipment sector, redefined customer engagement with VTEX Personal Shopper, delivering immersive and highly personalized service. The solution bridged the gap for technical clarity on complex machinery, seamlessly bringing the in-person experience to the digital realm. With real-time video consultations powered by expert sales representatives, customer satisfaction and trust soared. This game-changing approach boosted the NPS for video calls to an impressive 8, surpassing the 7 achieved via traditional phone support. Customers praised the innovation and personalized attention, while the sales team celebrated its impact on conversions. Together with VTEX, Cetro Máquinas is setting a bold new benchmark for customer experience.
o
Coca-Cola Andina Paraguay, a key bottler for The Coca-Cola Company in Paraguay, transitioned from a solely B2B model to a hybrid B2B-D2C model. With VTEX's help, the company developed a personalized online portal, allowing customers to make tailored orders and manage product returns. This digital shift improved efficiency, customer satisfaction, and loyalty, while allowing for geographic expansion and seamless integration with existing B2B operations. In its first year, the D2C strategy increased consumer engagement in Asunción and Gran Asunción, establishing a solid foundation for further growth and reinforcing Coca-Cola's sustainability goals with its reverse logistics system.
o
Rimax, the leading home plastics company in Colombia with over 71 years of experience, is leveraging VTEX to drive its digital expansion into Mexico. By building its own ecommerce platform and establishing a strong presence on leading marketplaces like Falabella and Mercado Libre, Rimax has achieved a 30% sales MoM. With its migration to VTEX, Rimax is positioned to consolidate its digital ecosystem and aims to make its online store the fastest-growing B2C channel in the region.
o
Sony, the renowned global electronics company, deployed VTEX Sales App across seven stores in Ecuador and Chile, optimizing in-store sales operations. With plans to expand to Peru, Panama, Colombia, and Mexico, covering 18 stores in total, Sales App has become Sony’s exclusive platform for LATAM. This rollout exemplifies its effectiveness in unifying and streamlining regional sales operations.

•
Commerce on auto-pilot and co-pilot:
o
Drogal, one of Brazil's most traditional pharmacy chains with over 350 stores, achieved remarkable results by partnering with VTEX to enhance its digital operations. The implementation of a customized pricing solution for pharmacy agreements and seamless omnichannel integration led to a 30% increase in conversion rates. By streamlining inventory management, automating catalog updates for 14,000 SKUs, and offering a transparent, personalized purchase journey, Drogal improved operational efficiency and customer satisfaction. Today, its ecommerce channel stands as the company's primary driver of growth, supported by an agile and innovative digital strategy.
o
Heineken Brazil, home to some of the most beloved alcoholic beverage brands, leveraged VTEX Ads for their digital campaigns, achieving exceptional fourth-quarter 2024 results with above-average ROAS. By analyzing first-party data from Zona Sul, including transaction insights and search behavior, campaigns were optimized to target high-intent shoppers across multiple SKUs. This data-driven approach provided actionable insights into sell-out and market share, helping refine their strategy for continued success.
o
Newell Brands, a global leader in consumer products, has successfully transformed its B2B ecommerce strategy with VTEX. Integrating renowned brands like Rubbermaid, Sharpie, and Coleman, the company now offers cross-selling and upselling opportunities tailored to customer behavior, achieving greater personalization through AI. Operating 24/7 via VTEX, Newell Brands processes over 30% of its B2B orders during off-hours, demonstrating enhanced availability. With a focus on supply chain optimization, digital innovation, and agile methodologies, the partnership has strengthened customer engagement and positioned Newell Brands as a benchmark for B2B digital commerce.
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The development platform of choice for digital commerce:
o
BGH, an Argentine brand with over 110 years of history in technology and appliances, partnered with VTEX and successfully launched a new mobile brand, achieving a strong market position in Argentina while expanding its operations to Colombia and Mexico. This collaboration strengthened its digital ecosystem, optimized omnichannel capabilities, and enhanced its B2C operations, setting the stage for sustained growth and product diversification across the region.
o
Walmart, the multinational discount store operator and one of the largest corporations in the global retail industry, launched new apps in Costa Rica and Guatemala to enhance mobile shopping across Central America. Built on VTEX IO, the apps improve speed, usability, and customer satisfaction while adapting to varied store formats. This innovation lays the groundwork for further regional expansion, positioning Walmart as a leader in retail digitalization.
o
Zapälla, the premium menswear brand from the Mixed Group, merged its tradition and sophistication with VTEX IO to translate the experience of its physical stores into the digital realm. With the help of Wicomm, the brand chose VTEX IO to optimize its ecommerce performance, focusing on reducing load times and improving the conversion rate. The use of React and SEO practices made navigation faster, resulting in a 71% increase in total revenue and a 149% boost in the conversion rate. The migration process took 3 months and included training for the team to have more autonomy in content management. The digital adaptation also led to a 32% increase in session duration and a 102% rise in engagement rate, consolidating the brand's online presence without losing its essence of quality and sophistication.

Full-Year 2024 Operational and Financial Highlight

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GMV reached US$18.2 billion in the full-year 2024, representing a YoY increase of 10.4% in USD and 16.2% on an FX neutral basis.
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Number of customers totaled 2.4 thousand in 2024. The number of customers with Annual Recurring Revenue ("ARR") with more than US$250 thousand increased to 155 from 126 the prior year, representing a 23% YoY increase.
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Number of stores totaled 3.4 thousand in 2024 across 43 countries. Our top 100 customers have an average of 6.1 stores per customer, up from 6.0 in 2023. Active stores with more than US$25 thousand in ARR represented 87.5% of our revenue and reached an average ARR per store of US$131.0 thousand.
•
Total revenues increased to US$226.7 million in 2024, from US$201.5 million in 2023, representing a YoY increase of 12.5% in USD and 18.1% on an FX neutral basis.
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In 2024, our same-store-sales (“SSS”) were 4.8% in USD and 10.3% on a FX Neutral basis.
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Revenue from existing stores increased to US$169.0 million in 2024, with a net revenue retention rate (“NRR”) of 99.3% in USD and 104.3% on a FX Neutral basis.
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Revenues from new stores increased to US$27.9 million in 2024 compared to US$27.7 million in the fiscal year 2023.
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Subscription revenue represented 96.0% of total revenues and increased to US$217.7 million in 2024, from US$190.3 million in 2023, a YoY increase of 14.4% in USD and 20.2% on an FX neutral basis.
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In 2024, Brazil subscription revenues increased by 27.6%, Latin America excluding Brazil by 5.8% and Rest of the World by 33.8% on a YoY FX neutral basis. In 2024, Brazil, Latin America excluding Brazil and Rest of the World represented 57%, 32% and 11% of our total revenue respectively, compared to 54%, 35% and 11% respectively in 2023.
•
In 2024, R&D reached 504 employees, increasing 20.9% YoY, S&M reached 340 employees, decreasing 1.2% YoY, G&A reached 260, increasing 5.7% YoY, and under COGS we have our customer excellence teams which represented 264 employees, decreasing 2.2% YoY.

Business Outlook

VTEX is well-positioned to capture an attractive global market opportunity, and we are encouraged by the strength of our business in terms of adding new enterprise customers, gross retention, our product leadership and platform expansion, and our operational efficiency. With the recent slowdown in GMV growth, especially in Brazil, we anticipate more muted same-store sales in the short term. However, we are encouraged by implementing recently signed customers, signing new enterprise customers, and enhancing our product offering. Consequently, we remain confident in our global expansion and ability to sustain a profitable growth trajectory and global expansion.

In this context, we are currently targeting FX neutral YoY subscription revenue growth of 13% to 15% for the first quarter of 2025, implying a US$51.0 million to US$52.0 million range.

For the full year 2025, as we continue executing our profitable growth strategy, we are targeting FX neutral YoY subscription revenue growth of 14% to 17%, implying a range of US$235.0 million to US$241.0 million based on the quarter-to-date average FX rate. We are targeting non-GAAP operating income and free cash flow margins of mid teens.

Given the evolution of our partner ecosystem, we plan to increasingly rely on VTEX's ecosystem of system integrators for new customer implementations.

We are confident in VTEX's ability to capitalize on current market opportunities. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

Transition to U.S. GAAP Reporting

As part of our ongoing efforts to enhance financial transparency and comparability with industry peers, VTEX intends to transition its financial reporting standards from IFRS to U.S. GAAP (GAAP) beginning from the fiscal year commencing on January 1, 2025.

We believe that adopting GAAP may expand our access to a broader investor base, facilitate inclusion in additional stock indices, and improve financial reporting alignment within our sector.

Our Board of Directors has approved this transition, and we will be seeking shareholder approval at the annual shareholders meeting to be held on April 25, 2025. If approved, the transition is expected to become effective in the first quarter of 2025.

To support this change, we will furnish supplementary financial information on April 15, 2025, providing a reconciliation from IFRS to GAAP.

Preliminarily, the primary impacts of this transition will be:

•
Share-based compensation: GAAP allows for “straight-line” ratable expense recognition instead of “graded” front-loaded expense recognition, which is currently done under IFRS. Payroll taxes and social charges related to share-based compensation are recognized on the vesting date under GAAP, unlike IFRS, where these expenses are allocated progressively throughout the vesting period. These changes may introduce quarterly fluctuations in our Income from Operations.
•
Hyperinflationary Currency Adjustment: under GAAP, VTEX Argentina's, whilst operating in a highly inflationary economy, will be subject to specific accounting treatment, where its figures will be remeasured as if its functional currency were U.S. dollars. Consequently, this change would result in the reversal of the non-cash adjustment of hyperinflation under IFRS. This change may mainly impact our Financial Result.
•
Leases: GAAP classifies office leases as operating leases, whereas under IFRS, office leases are accounted for as finance leases. These changes may impact the classification of expenses while not resulting in material differences in total lease expenses.
•
Income tax accounting: this will be affected by the above accounting changes, in addition to various tax-specific guidance, including the requirements and methodologies for deferred tax recognition and valuation allowances.

Preliminarily, the above topics are expected to have an immaterial impact on revenue, gross profit, non-GAAP operating income. Free cash flow should be adjusted by the operational leasing reclassification, while net income should have a negative impact in 2023 and a positive impact in 2024, both primarily driven by the remeasurement of Argentina's figures as if its functional currency were USD and the reversal of the non-cash adjustment of hyperinflation financial expense.

The following table summarizes certain key financial and operating metrics for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
GMV	5,392.9	5,382.7	18,247.5	16,524.2
GMV growth YoY FXN (1)	10.9%	29.9%	16.2%	25.3%
Revenue	61.5	60.7	226.7	201.5
Revenue growth YoY FXN (1)	12.3%	24.9%	18.1%	23.7%
Non-GAAP subscription gross profit (2)(4)	46.9	45.8	170.3	145.1
Non-GAAP subscription gross profit margin (3)(4)	78.9%	78.6%	78.2%	76.2%
Non-GAAP income (loss) from operations (4)	12.4	11.6	29.5	7.7
Total number of employees	1,368	1,277	1,368	1,277

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2023, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2024, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-888-500-3691 (Conference ID – 18526 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“NRR” means net revenue retention, calculated on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Subscription revenue	59.5	58.2	217.7	190.3
Subscription cost	(12.6)	(12.5)	(47.6)	(45.4)
Subscription gross profit	46.8	45.8	170.1	144.9
Share-based compensation	0.1	0.0	0.2	0.2
Non-GAAP subscription gross profit	46.9	45.8	170.3	145.1
Non-GAAP subscription gross margin	78.9%	78.6%	78.2%	76.2%

The following table presents a reconciliation of our Non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Sales & Marketing expense	(17.0)	(15.1)	(67.9)	(59.5)
Share-based compensation expense	0.9	1.0	4.0	4.4
Amortization related to acquisitions	0.3	0.3	1.2	1.2
Earn out expenses related to acquisitions	0.3	-	0.4	-
Non-GAAP Sales & Marketing expense	(15.5)	(13.8)	(62.3)	(53.9)

The following table presents a reconciliation of our Non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Research & Development expense	(13.3)	(14.3)	(53.6)	(60.1)
Share-based compensation expense	1.2	1.8	3.9	7.4
Amortization related to acquisitions	0.1	0.3	0.5	1.2
Earn out expenses related to acquisitions	0.2	-	0.3	-
Non-GAAP Research & Development expense	(11.7)	(12.3)	(48.9)	(51.5)

The following table presents a reconciliation of our Non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
General & Administrative expense	(8.1)	(9.1)	(34.4)	(33.7)
Share-based compensation expense	2.1	2.3	8.4	7.3
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.0)	(6.8)	(26.0)	(26.4)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Income (loss) from operations	7.1	5.7	10.1	(14.6)
Share-based compensation expense	4.3	5.3	17.0	19.7
Amortization related to acquisitions	0.4	0.6	1.8	2.6
Earn out expenses related to acquisitions	0.5	-	0.6	-
Non-GAAP income (loss) from operations	12.4	11.6	29.5	7.7

The following table presents a reconciliation of our free cash flow to net cash provided by (used in) operating activities for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Net cash provided by (used in) operating activities	12.8	9.7	27.3	4.3
Acquisitions of property and equipment	(0.4)	(0.2)	(2.1)	(0.5)
Free Cash Flow	12.4	9.5	25.2	3.8

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended December 31, 2024:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	4Q24	4Q23	% Change	4Q24	4Q23	% Change
Subscription revenue	59.5	58.2	2.1%	66.0	58.2	13.4%
Services revenue	2.1	2.5	(17.4)%	2.2	2.5	(12.8)%
Total revenue	61.5	60.7	1.3%	68.2	60.7	12.3%
Gross profit	46.1	44.9	2.7%	51.9	44.9	15.7%
Income (loss) from operations	7.1	5.7	24.9%	9.1	5.7	59.6%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting, "Interim Financial Reporting" nor a financial statement as defined by IFRS Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability.

VTEX is trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate,
Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3.4 thousand active online stores across 43 countries (as of FY ended on December 31, 2024). For more information, visit
www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Consolidated statements of profit or loss

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subscription revenue	59,462	58,224	217,706	190,302
Services revenue	2,062	2,497	9,003	11,215
Total revenue	61,524	60,721	226,709	201,517
Subscription cost	(12,625)	(12,472)	(47,648)	(45,420)
Services cost	(2,833)	(3,385)	(11,770)	(15,529)
Total cost	(15,458)	(15,857)	(59,418)	(60,949)
Gross profit	46,066	44,864	167,291	140,568
Operating expenses
General and administrative	(8,090)	(9,132)	(34,431)	(33,673)
Sales and marketing	(17,008)	(15,129)	(67,862)	(59,461)
Research and development	(13,290)	(14,344)	(53,620)	(60,116)
Other losses	(552)	(556)	(1,275)	(1,920)
Income (loss) from operations	7,126	5,703	10,103	(14,602)
Financial income	6,339	20,801	33,142	46,374
Financial expense	(5,578)	(20,442)	(33,584)	(43,367)
Financial result, net	761	359	(442)	3,007
Equity results	—	19	2	1,008
Income (loss) before income tax	7,887	6,081	9,663	(10,587)
Income tax
Current	(1,331)	(2,865)	(1,414)	(5,182)
Deferred	(280)	7	3,746	2,075
Total income tax	(1,611)	(2,858)	2,332	(3,107)
Net income (loss) for the period	6,276	3,223	11,995	(13,694)
Attributable to controlling shareholders	6,264	3,226	11,998	(13,687)
Non-controlling interest	12	(3)	(3)	(7)
Earnings (loss) per share
Basic earnings (loss) per share	0.034	0.018	0.065	(0.073)
Diluted earnings (loss) per share	0.033	0.016	0.062	(0.073)

VTEX

Condensed balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	18,673	28,035
Short-term investments	196,135	181,374
Trade receivables	52,519	44,122
Recoverable taxes	10,327	6,499
Deferred commissions	1,671	1,005
Prepaid expenses	5,120	5,143
Derivative financial instruments	—	53
Other current assets	145	22
Total current assets	284,590	266,253

Non-current assets
Long-term investments	9,649	2,000
Trade receivables	11,384	7,415
Deferred tax assets	19,047	19,926
Prepaid expenses	66	155
Recoverable taxes	1,364	4,454
Deferred commissions	4,853	2,924
Other non-current assets	1,053	902
Right-of-use assets	2,783	3,277
Property and equipment, net	2,999	2,697
Intangible assets, net	28,990	30,024
Investments in joint venture	—	1,118
Total non-current assets	82,188	74,892
Total assets	366,778	341,145

VTEX

Condensed balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,951	39,728
Taxes payable	7,863	8,219
Lease liabilities	1,617	1,863
Deferred revenue	32,521	25,948
Accounts payable from acquisition of subsidiaries	29	—
Other current liabilities	1,989	1,486
Total current liabilities	80,970	77,244

Non-current liabilities
Accounts payable and accrued expenses	2,151	1,632
Taxes payable	160	—
Lease liabilities	1,695	2,233
Accounts payable from acquisition of subsidiaries	943	—
Deferred revenue	22,217	16,584
Deferred tax liabilities	2,478	2,668
Other non-current liabilities	363	452
Total non-current liabilities	30,007	23,569
EQUITY
Issued capital	18	18
Capital reserve	374,681	370,821
Other reserves	(892)	(486)
Accumulated losses	(118,062)	(130,060)
Equity attributable to VTEX’s shareholders	255,745	240,293
Non-controlling interests	56	39
Total shareholders’ equity	255,801	240,332
Total liabilities and equity	366,778	341,145

VTEX

Condensed statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	Year ended
	December 31, 2024	December 31, 2023
Net income (loss) for the period	11,995	(13,694)
Adjustments for:
Depreciation and amortization	4,363	5,018
Deferred income tax	(3,746)	(2,075)
Loss on disposal of rights of use, property, equipment, and intangible assets	120	874
Expected credit losses from trade receivables	1,082	1,472
Share-based compensation	15,552	16,360
Provision for payroll taxes (share-based compensation)	1,419	3,326
Adjustment of hyperinflation	6,908	19,369
Equity results	(2)	(1,008)
Accrued interest	(14,168)	(23,757)
Fair value gains	(2,024)	(10,332)
Others and foreign exchange, net	9,352	8,298
Change in operating assets and liabilities
Trade receivables	(22,679)	(13,137)
Recoverable taxes	(3,486)	(3,597)
Prepaid expenses	(466)	(598)
Other assets	(531)	583
Accounts payable and accrued expenses	(227)	855
Taxes payable	3,577	7,347
Deferred revenue	21,125	6,948
Other liabilities	1,011	1,925
Cash provided by (used in) operating activities	29,175	4,177
Income tax paid	(1,919)	82
Net cash provided by (used in) operating activities	27,256	4,259
Cash flows from investing activities
Dividends received from joint venture	—	1,138
Proceeds from joint venture	1,026	—
Purchase of short and long-term investment	(133,671)	(135,442)
Redemption of short-term investment	120,915	171,200
Interest and dividend received from short-term investments	691	2,106
Acquisition of subsidiaries net of cash acquired	(2,919)	—
Acquisitions of property and equipment	(2,069)	(472)
Derivative financial instruments	(3,987)	(105)
Net cash provided by (used in) investing activities	(20,014)	38,425
Cash flows from financing activities
Changes in restricted cash	—	1,660
Proceeds from the exercise of stock options	3,898	1,031
Net-settlement of share-based payment	(4,675)	(2,488)
Buyback of shares	(11,202)	(35,243)
Payment of loans and financing	(71)	(1,238)
Interest paid	—	(5)
Principal elements of lease payments	(1,615)	(1,574)
Lease interest paid	(369)	(573)
Net cash used in financing activities	(14,034)	(38,430)
Net decrease in cash and cash equivalents	(6,792)	4,254
Cash and cash equivalents, beginning of the year	28,035	24,394
Effect of exchange rate changes	(2,570)	(613)
Cash and cash equivalents, end of the year	18,673	28,035
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	1,530	(251)
Unpaid amount related to business combinations	972	-
Transactions with non-controlling interests	20	27

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer